Exhibit 4.28
English Translation of Chinese Original

Listing No.: G309SH1004300

Contract No.:
Shanghai Municipality
Equity Transfer Agreement
Formulated by
Shanghai Municipal Administration of Industry and Commerce
Shanghai Property Rights Exchange Administration Office

Instruction for Use
1. This form agreement is formulated in accordance with the Contract Law of the People’s Republic of China, the Interim Administrative Measures on the Transfer of State Owned Property Rights of Enterprises and the Measures on the Administration of Shanghai Municipal Property Right Exchange Market.
2. In order to protect the rights and interests of the parties to this agreement, the parties shall be prudent in the execution of this agreement and shall endeavor to make the provisions of the agreement flawless. With respect to the terms and conditions in this form agreement that the parties intend to include in their specific agreement, the parties must use explicit language to describe such terms and conditions; with respect to other terms not to be included, the parties shall insert such expression as “Such term is not applicable to this Agreement” or “It is not required to reach any agreement with respect to such term in this Agreement”.
3. Transferor refers to the owner, the contributor or disponer of the asset to be transferred.
4. Transferee refers to any legal person, individual or other organization who acquires the property rights by way of agreement, electronic competitive bidding or bid evaluation through the Shanghai United Assets and Equity Exchange.
5. Brief description of the parties to the agreement: the parties shall provide such information as required by this form agreement, and the description of the type of organization of the transferor and the transferee shall be consistent with that under their respective business license. If the transferor and/or the transferee are/is (an) individual person(s), then their name, nationality, identification number (passport number), address of domicile, zip code, telephone number and bank account are required to be provided herein.
6. The subject matter of the transfer refers to the all or partial property right legitimately owned by a legal person, individual person or any other organizations, including without limitation, the land use right, houses and buildings, equipment, vehicles and technical projects, trademark rights, and patent rights.
7. Transfer price: With respect to the transfer price of any state-owned property rights, it shall be fixed on the basis of the asset evaluation of such state-owned property. Any fixing of price by way of competitive bidding or agreement without going through asset evaluation is typically applicable to the transfer of non-state-owned property rights.
8. Employee settlement related to the transfer: The parties shall reach agreement with respect to the settlement of the employees of the transferor pursuant to the relevant regulations. If the employee settlement falls under the circumstances set forth under the Interim Administrative Measures on the Transfer of State Owned Property Rights of Enterprises, a resolution in respect of the employee settlement plan passed by the employees’ general meeting shall be attached to this agreement.
9. Assumption of creditor’s rights and liabilities in relation to the transfer refers to the handling of the creditor’s rights and debts, including the arrears of wages to the employees, of the target company. If it falls under the circumstances set forth under the Interim Administrative Measures on the Transfer of State Owned Property Rights of Enterprises, the

relevant agreement in respect of such creditor’s rights or debts agreed by the creditor(s) (financial institutions) in writing shall be attached to this agreement.
10. Disposal of assets refers to the disposal of the actual objects, including without limitation, the land use right, houses and buildings, equipment, vehicles, technical projects, trademark rights and patent rights, in accordance with the specific agreement with respect to such different objects.
11. Reference date of the transfer refers to the date as of which the value of the subject matter of the transfer is determined.
12. Liability for breach of contract: In case the parties reach an agreement on both liquidated damages and deposit, the non-defaulting party may choose to apply either the liquidated damages or deposit in the event of any breach of contract by the other party.
13. Dispute resolution: In addition to negotiation and mediation, the parties may submit the dispute to an arbitral tribunal or a court; provided, however, the parties shall not stipulate other means of dispute resolution if they have determined to choose arbitration as dispute settlement.

Parties and Property Right Brokers to this Agreement
Transferor (hereinafter “Party A”): Daqing Petroleum Administrative Bureau
Domicile address: Longnan, Ranghulu District, Daqing City
Legal representative: Wang, Yongchun
Form of organization: State ownership
Registered capital: RMB 36.355 billion
Tel:                                 Fax:
Property Right Brokerage Organizations: Shanghai WBSA Consultation Service Co., Ltd.
Tel: 5158 0276           Fax: 51580277           136 5192 7179
Email: shwwwcalth@126.com; shcljixu@126.com
Transferee (hereinafter “Party B”): PetroChina Kunlun Gas Limited
Domicile address: East of Dugezhuang Village, Renhe, Shunyi District, Beijing
Legal representative: Xiang, Pingsheng
Form of organization: company with limited liability solely funded by a legal person
Registered capital: RMB 3.06 billion
Tel: 8483 6375           Fax: 8483 6374
Property Right Brokerage Organizations: Beijing Zhongqitongcheng Investing Consultation Ltd.
Tel: 010-6398 1677
In accordance with the laws and regulations of the People’s Republic of China and relevant provisions, Party A and Party B hereby enter into this agreement (this “Agreement”) based on the principle of mutual equality, fairness, voluntary compliance and good faith.

Whereas:
1. Daqing Oilfield Zhongqing Gas Holding Co., Ltd. was established on September 30, 2005 with a registered capital of RMB 1 billion, contributed by Daqing Petroleum Administrative Bureau, accounting for 100% of its registered capital.
2. As shown from the Asset Appraisal Report (Zhong Qi Hua Ping Bao Zi (2009) No. 267) and the Filing Form for the Appraisal of State-owned Asset issued by Beijing Zhongqitongcheng Investing Consultation Ltd., as of March 31, 2009, the total assets of Daqing Oilfield Zhongqing Gas Holding Co., Ltd. amounted to RMB 1,360,671,300, the total liabilities amounted to RMB 272,607,100, and the net assets was RMB 1,088,064,200.
3. The parties hereto have respectively obtained due authorization for the transfer of the 100% equity interests of Daqing Oilfield Zhongqing Gas Holding Co., Ltd.
Article 1 Subject Matter of the Equity Transfer
Party A shall transfer to Party B all the equity interests it holds in Daqing Oilfield Zhongqing Gas Holding Co. with consideration.
Article 2 Transfer Price
The price for the transfer of the equity interests described in the above Article 1 by Party A to Party B shall be RMB ONE BILLION EIGHTY-EIGHT MILLION SIXTY-FOUR THOUSAND AND TWO HUNDRED (RMB 1,088,064,200).
Article 3 Transfer Method
After the filing of the asset appraisal report of the above equity interests to be transferred, the Transferor shall adopt the method of open auction to determine the transferee and the transfer price, and then enter into a contract with the transferee with respect to the transfer of the equity interests.
Article 4 Employee Settlement relating to the Equity Transfer
Upon mutual agreement between Party A and Party B, the parties shall take the following method to settle the employee involved in the transfer:
This term is not applicable to this Agreement.
Article 5 Assumption of the Creditor’s Rights and Liabilities in relation to the Equity Transfer
Upon mutual agreement between Party A and Party B, the parties agree that the creditor’s rights and liabilities of the target company incurred prior to the equity transfer shall be succeeded by Daqing Oilfield Zhongqing Gas Holding Co., Ltd..
Article 6 Disposal of the Assets Involved in the Equity Transfer
Upon mutual agreement between Party A and Party B, the parties agree to dispose the assets involved in the equity transfer as the follows:

This term is not applicable to this Agreement.
Article 7 Upon mutual agreement between Party A and Party B, the total consideration for the equity transfer shall be paid in a lump sum, and the term and condition of the payment shall be as follows:
1. The RMB 300 million which has been paid as performance guarantee by Party B shall be made as performance deposit upon the execution of this Agreement, which shall be formed as part of the total consideration for the equity transfer.
2. Since both Party A and Party B are subsidiaries of China National Petroleum Corporation, and in accordance with Article 41 of the Operational Rules of the Transactions Involving State-owned Equity, which provides that “If the parties to the transaction are under the common control of same controller, then after the verification of such fact by the relevant equity exchange, the transaction price may be settled over-the-counter.”, Party B shall remit the total consideration (including the amount of performance guarantee which has been paid by Party B) for the equity transfer in a lump sum to the account designated by Party A within 10 working days following the execution of this Agreement.
Article 8 Closing
1. Party A shall, after the execution of this Agreement, consummate the closing in accordance with the Equity Transfer Document within 90 days following the issuance of the same.
2. The Transferor shall deliver the Capital Contribution Certificate or the changed register of shareholders issued by the target company to the Transferee at the closing date, and cause and assist the target company to handle the formalities in respect of the change of the equity interest with the competent administration of commerce and industry.
3. The Transferor shall transfer to the Transferee or the target company all the materials in its possession as of the closing date, including without limitation, the asset list, financial statement and files.
4. The Transferee will obtain the target equity interest and all rights and interests derived therefrom from the date of closing in accordance with applicable PRC laws and regulations, and enjoy the rights and assume the obligations under applicable laws and regulations and the articles of association.
Article 9 Change of Certificate of Title
Party A shall cooperate with Party B to go through the formalities in respect of change of the certificate of title of the transferred property within 90 days following the issuance of the transaction document by Shanghai United Assets and Equity Exchange.
Article 10 Taxes and Fees Involved in the Transfer
All the taxes involved in the transfer shall be paid in accordance with the relevant PRC laws and regulations.
Party A and Party B agree that they shall only be responsible for their own fees relating to the transfer.

Article 11 Default Liabilities
1. Any party who breaches this Agreement shall assume default liability. If Party A breaches this Agreement and makes it unable to be performed, it shall repay the deposit in double to Party B. If Party B breaches this Agreement and makes it unable to be performed, it shall not have the right to request Party A to return the deposit.
If Party A and Party B agree to terminate this Agreement, Party A shall return the deposit to Party B.
2. Party A and Party B may negotiate the method of compensation.
Article 12 Dispute Resolution
In the event of any disputes arising during the performance of this Agreement, Party A and Party B may solve such dispute through negotiation, or apply to Shanghai United Assets and Equity Exchange or Shanghai Property Rights Exchange Administration Office for mediation, or file a lawsuit with competent court where the target company locates.
Article 13 Amendment and Termination
The parties may amend or terminate this Agreement in the event of the following events:
1. The parties agree to terminate this Agreement due to change of the relevant circumstances, provided that such termination will not prejudice the national and public interests.
2. All the obligations of the parties hereunder are unable to be performed due to any force majeure event.
3. One party fails to perform its obligations hereunder during the term of this Agreement for causes accepted by the other party.
4. Any event of termination agreed herein occurs.
If Party A and Party B agree to terminate this Agreement, Party A shall repay the amount paid by Party B in full.
In case of any amendment or termination of this Agreement, Party A and Party B and their respective Property Right Brokerage Organizations shall enter into a separate agreement with respect to such amendment or termination, and shall file such agreement to Shanghai United Assets and Equity Exchange.
Article 14 Covenants of Party A and Party B
1. Party A undertakes to Party B that the equity interest transferred to Party B is true and complete, and Party A does not conceal any of the following:
(a) any seizure by relevant governmental authority against the equity interests ;
(b) any security created on the subject interests or assets;
(c) any concealment of assets;

(d) any pending legal proceedings;
(e) any other matters affecting the truthfulness and completeness of the property right.
2. Party B undertakes to Party A that:
(a) it is a transferee qualified under the announcement of the property right transfer, has full legal capacity to purchase the property rights and does not commit any fraudulent conduct;
(b) it completely accepts the audit report and the asset appraisal report in connection with the property right transfer and the disclosure made thereunder, and has finished all the due diligence with respect to such transfer; and it is willing to accept all the disclosure made under the announcement of the transfer of the property right at its sole discretion, based on the forgoing reports and disclosure made thereunder;
3. Neither party may disclose this Agreement without prior written consent of the other party.
Article 15 Miscellaneous
Any matters not included herein shall be agreed by Party A and Party B separately after negotiation.
This Agreement shall become effective upon (i) the execution by Party A and Party B and their respective Property Right Brokerage Organizations, and the affixation of the corporate seal thereof, and (ii) the examination by Shanghai United Assets and Equity Exchange and affixation of the seal thereof, as well as its issuance of the property right transfer document.
If the laws and regulations provide any other requirement on the effectiveness of this Agreement, such provisions shall be complied with.
The “Instruction for Use” and any other required attachments hereto shall have the same legal effect as this Agreement.
This Agreement shall be executed in thirteen copies, with each of Party A and Party B to hold four, the target company to hold one, each of the Property Right Brokerage Organizations of Party A and Party B to hold one, Shanghai United Assets and Equity Exchange to hold one, and the administration of commerce and industry where the target company registered with to hold one.
(End of the text)

(Signature page)

Transferor (Party A)	Transferee (Party B)

Daqing Petroleum Administrative Bureau	PetroChina Kunlun Gas Limited

Seal or signature by the legal representative or authorized representative:	Seal or signature by the legal representative or authorized representative:

/s/	/s/ Xiang, Pingsheng

Broker	Broker

(seal or signature)	(seal or signature)

Property Right Brokerage Organization	Property Right Brokerage Organization

(seal)	(seal)
Dated December 30, 2009
Shanghai United Assets and Equity Exchange
(seal for transaction contract review)
Dated December 31, 2009